SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

SouthPeak Interactive Corporation

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

844649 10 3

(CUSIP Number)

Terry M. Phillips
SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, Virginia 23113
Telephone: (804) 378-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia  22102
Attention:  Mark Wishner
Telephone:  (703) 749-1352

April 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Terry M. Phillips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER	18,077,774
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	18,077,774
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,077,774(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.5%(1)(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 1,452,054 shares of common stock issuable upon the conversion of the principal and sixty days’ of accrued interest under a junior secured subordinated promissory note.
(2)	Based on 59,893,600 shares of common stock outstanding on March 31, 2010.

Page 3 of 6 Pages

This Amendment No. 4 (“Amendment No. 4”) amends the items set forth below of the Schedule 13D, originally filed on April 25, 2008, as amended on April 28, 2008, May 21, 2008 and April 8, 2010 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On April 30, 2010, the Issuer and its subsidiaries entered into a note purchase agreement (the “Agreement”), pursuant to which the Reporting Person purchased a junior secured subordinated promissory note (the “Note”), from the Issuer in the aggregate principal amount of $500,000.  The Reporting Person used personal funds for the purchase of the Note.

Item 5.	Interest in Securities of the Issuer.

As of the date of this report, the Reporting Person beneficially owns an aggregate of 18,077,774 shares of Common Stock, including 1,452,054 shares of Common Stock issuable upon conversion of the principal and sixty days’ of accrued interest under the Note, which represents approximately 29.5% of the Common Stock outstanding as of March 31, 2010, as increased by the applicable number of shares available upon conversion of the principal and sixty days’ of accrued interest under the Note.  The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 18,077,774 shares of Common Stock.

Set forth below are the transactions that have taken place in the last 60 days involving the Reporting Person and the Issuer’s securities:

Date	Number of Shares Disposed Of	Sales Price per Share
4/7/2010	160,000 shares	Not applicable (gift)

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of the Note, the principal and accrued interest outstanding under the Note is convertible, in whole or in part, at the option of the Reporting Person into shares of the Common Stock at a price per share of $0.35.

The foregoing description of the Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Note, which is filed as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Form of Junior Secured Subordinated Promissory Note (incorporated herein by reference to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 6, 2010).

Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2010

TERRY M. PHILLIPS

By:	/s/ Terry M. Phillips
Name:	Terry M. Phillips

Page 5 of 6 Pages

EXHIBIT INDEX

Exhibit
Number	Description

1	Form of Junior Secured Subordinated Promissory Note (incorporated herein by reference to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 6, 2010).

Page 6 of 6 Pages